UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 23, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mylan Inc.

File No. 1-09114 - CF#29678

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Mylan Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 2, 2013.

Based on representations by Mylan Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through February 27, 2019
Exhibit 10.2	through February 27, 2019
Exhibit 10.3	through February 27, 2019
Exhibit 10.4	through February 27, 2019
Exhibit 10.5	through February 27, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Laura Crotty
Special Counsel